BRAZOS MUTUAL FUNDS

PLAN PURSUANT TO RULE 18F-3

Brazos Mutual Funds (the  "Trust") hereby adopts this plan pursuant to Rule 18f-3  under the  Investment  Company  Act of 1940, as amended (the "1940 Act"),  setting forth the separate  arrangement  and expense  allocation of each class of  shares.  Any material amendment to this  plan is  subject  to prior approval of the Board of  Trustees, including a majority of the disinterested Trustees.

CLASS CHARACTERISTICS

CLASS N SHARES:   Class N shares are not subject to an initial sales charge.  Pursuant to the Trust’s Rule 12b-1 Plan under the 1940 Act ("Rule 12b-1 fee"), Class N shares may pay a Rule 12b-1 fee of up to 0.35% of the average daily net assets of the class.  In certain cases, as disclosed in the Trust’s Registration Statement, Class N shares may be subject to a contingent deferred sales charge ("CDSC") imposed at the time of redemption

CLASS Y SHARES:  Class Y shares are not subject to either an initial or CDSC nor are they subject to any Rule 12b-1 fee.

INCOME AND EXPENSE ALLOCATIONS

Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class, will be allocated to each class on the basis of the total  value of each class of shares in  relation  to the total value of each class of shares or each  series of the Trust  (each a  "Portfolio" and collectively, the "Portfolios").

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by each Portfolio to each class of  shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a  particular  class may be different from that paid by another class because of Rule 12b-1 fees and other expenses borne exclusively by that class.

EXCHANGE PRIVILEGE

Each class of shares is generally exchangeable for the same class of shares of any other Portfolio at the relative net asset value per share.

GENERAL

A.              Each class of shares shall have exclusive voting rights on any matter submitted to shareholders  that relates solely to its  arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B.              On an ongoing basis, the Trustees, pursuant to their  fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Trust for the existence of any material conflicts among the interests of its several classes.  The Trustees, including a majority of the disinterested Trustees, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop.  Brazos Capital Management L.P., the Trust's investment  manager and adviser, will be responsible  for reporting any potential or existing conflicts to the Trustees.

C.              For purposes of expressing  an opinion on the  financial  statements of the Trust, the methodology and procedures for calculating the net asset value and dividends/distributions of the classes  and  the  proper allocation of income and expenses among such classes will be examined annually by the Trust's  independent  auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified  Public Accountants and Financial Accounting Standards Board.

Dated:  February 23, 2001, as amended on August 10, 2007